STANDARD FORM
PURCHASE AND SALE AGREEMENT

This 25th ~~1st~~ day of ~~June,~~ July 2014

1. PARTIES AND MAILING ADDRESS
(fill in)

William A. Davison, Marjorie Boyce, and Paul W. DiMaura, as Trustees of Heather Realty Trust
285 River Street, North Weymouth, MA 02191
hereinafter called the SELLER, agrees to SELL and

Mazzal Holding Corp.
675 VFW Parkway, Chestnut Hill, MA 02467

2. DESCRIPTION
(fill in and include title reference)

hereinafter called the BUYER or PURCHASER, agrees to BUY, upon the terms hereinafter set forth, the following described premises: A parcel of vacant land to be created and shown as Lots 21 and 25 and approximately and not materially different from the attached sketch plan, , which are known as and numbered 1625 VFW Parkway, West Roxbury, MA 02132. The parties acknowledge that Seller's obligations hereunder are contingent upon Seller obtaining approval to sub-divide tax parcel no. 2010646001, and combine the right portion thereof with tax parcel no. 2010646000. Seller shall proceed diligently to obtain such approval and provide a recordable plan.

3. BUILDINGS, STRUCTURES, IMPROVEMENTS, FIXTURES
(fill in or delete)

4. TITLE DEED
(fill in)
*Include here by specific reference any restrictions, easements, rights and obligations in party walls not included in (b), leases, municipal and other liens, other encumbrances, and make provision to protect SELLER against BUYER's breach of SELLER's covenants in leases, where necessary.

Said premises are to be conveyed by a good and sufficient quitclaim deed running to the BUYER, or to nominee designated by the BUYER by written notice to the SELLER at least seven days before the deed is to be delivered as herein provided, and said deed shall convey a good and clear record and marketable title thereto, free from encumbrances, except

(a)   Provisions of existing building and zoning laws;
(b)   Existing rights and obligations in party walls which are not the subject of written agreement;
(c)   Such taxes for the then current year as are not due and payable on the date of the delivery of such deed;
(d)   Any liens for municipal betterments assessed after the date of this agreement;
(e)   Easements, restrictions and reservations of record, if any, so long as the same do not prohibit or materially interfere with the current use of said premises; Buyer specifically acknowledges that there is are permanent sewer easements to the City of Boston, and the MDC on the locus, and a permanent 20' wide easement all as shown on the attached sketch, and that the same have been accepted by Buyer, and shall not be considered defects in title;
*(f)   Easement agreement to be created and filed prior to conveyance pursuant to this Agreement, if reasonably necessary in judgment of Seller, to allow maintenance of all existing utility lines and conduits, among the premises, the adjoining property at 1665 VFW Parkway, including the Town Faire Tire parcel.

5. PLANS

If said deed refers to a plan necessary to be recorded therewith the SELLER shall deliver such plan with the deed in form adequate for recording or registration.

6. REGISTERED TITLE

In addition to the foregoing, if the title to said premises is registered, said deed shall be in form sufficient to entitle the BUYER to a Certificate of Title of said premises, and the SELLER shall deliver with said deed all instruments, if any, necessary to enable the BUYER to obtain such Certificate of Title.

7. PURCHASE PRICE
(fill in); space is allowed to write out the amounts if desired

The agreed purchase price for said premises is Eight Hundred Thousand Dollars
AND no/100--- ($800,000.00) , of which

$25,000.00   have been paid as a deposit this day and

$775,000.00	are to be paid at the time of delivery of the deed in cash, or by certified, cashier's, treasurer's or bank check(s)or by wire transfer in immediately available funds.
$800,000.00	**TOTAL**

8. TIME FOR PERFORMANCE; DELIVERY OF DEED

Such deed is to be delivered at 2:00 p.m. on or before the fifteenth day following the expiration of the Approvals Period as defined herein at the Suffolk County Registry of Deeds,* unless otherwise agreed upon in writing; It is agreed that time is of the essence of this agreement. *provided however, that Buyer may at its option elect to close at the office of counsel for a mortgage lender for Buyer (should Buyer secure any purchase money financing).

9. POSSESSION AND CONDITION OF PREMISE.
(attach a list of exceptions, if any)

Full possession of said premises free of all tenants and occupants, , is to be delivered at the time of the delivery of the deed, said premises to be then (a) in the same condition as they now are, reasonable use and wear thereof excepted, and (b) not in violation of said building and zoning laws and (c) in compliance with provisions of any instrument referred to in clause 4 hereof. The BUYER shall be entitled personally to inspect said premises prior to the delivery of the deed in order to determine whether the condition thereof complies with the terms of this clause.

10. EXTENSION TO PERFECT TITLE OR MAKE PREMISES CONFORM
(Change period if desired).

If the Seller shall be unable to give title or to make conveyance, or to deliver possession of the premises, all as herein stipulated, or if at the time of the delivery of the deed the premises do not conform with the provisions hereof, then any payments made under this agreement shall be forthwith refunded and all other obligations of the parties hereto shall cease and this agreement shall be void without recourse to the parties hereto, unless the SELLER shall use reasonable efforts to remove any defects in title, or to deliver possession as provided herein, or to make the said premises conform to the provisions hereof, as the case may be, in which event the SELLER shall give written notice thereof to the BUYER at or before the time for performance hereunder, and thereupon the time for performance hereof shall be extended for a period of thirty days, provided however, that Seller shall not be required to expend more than $3,000 (including attorneys' fees), to cure such defects, exclusive of voluntary monetary encumbrances.

11. FAILURE TO PERFECT TITLE OR MAKE PREMISES CONFORM, etc.

If at the expiration of the extended time the SELLER shall have failed so to remove any defects in title, deliver possession, or make the premises conform, as the case may be, all as herein agreed, or if at any time during the period of this agreement or any extension thereof, the holder of a mortgage on said premises shall refuse to permit the insurance proceeds, if any, to be used for such purposes, then any payments made under this agreement shall be forthwith refunded and all other obligations of the parties hereto shall cease and this agreement shall be void without recourse to the parties hereto.

12. BUYER's ELECTION TO ACCEPT TITLE

The BUYER shall have the election, at either the original or any extended time for performance, to accept such title as the SELLER can deliver to the said premises in their then condition and pay therefore the purchase price without deduction, in which case the SELLER shall convey such title, except that in the event of such conveyance in accord with the provisions of this clause, if the said premises shall have been damaged by fire or casualty insured against, then the SELLER shall, unless the SELLER has previously restored the premises to their former condition, either
(a) pay over or assign to the BUYER, on delivery of the deed, all amounts recovered or recoverable on account of such insurance, less any amounts reasonably expended by the SELLER for any partial restoration, or
(b) if a holder of a mortgage on said premises shall not permit the insurance proceeds or a part thereof to be used to restore the said premises to their former condition or to be so paid over or assigned, give to the BUYER a credit against the purchase price, on delivery of the deed, equal to said amounts so recovered or recoverable and retained by the holder of the said mortgage less any amounts reasonably expended by the SELLER for any partial restoration.

13. ACCEPTANCE OF DEED

The acceptance of a deed by the BUYER or his nominee as the case may be, shall be deemed to be a full performance and discharge of every agreement and obligation herein contained or expressed, except such as are, by the terms hereof, to be performed after the delivery of said deed.

14. USE OF MONEY TO CLEAR TITLE

To enable the SELLER to make conveyance as herein provided, the SELLER may, at the time of delivery of the deed, use the purchase money or any portion thereof to clear the title of any or all encumbrances or interests, provided that all instruments so procured are recorded simultaneously with the delivery of said deed.

15. INSURANCE
insert amount (list additional types of

Until the delivery of the deed, the SELLER shall maintain insurance on said premises as follows:

(a) Fire and Extended Coverage   *$ AS PRESENTLY INSURED

insurance and amounts as agreed)	(b)	

16. **ADJUSTMENTS**
(list operating expenses, if any, or attach schedule)

~~Collected rents, mortgage interest, water and sewer use charges, operating expenses (if any) according to the schedule attached hereto or set forth below, and~~ taxes for the then current fiscal year, shall be apportioned ~~and fuel value shall be adjusted~~, as of the day of performance of this agreement and the net amount thereof shall be added to or deducted from, as the case may be, the purchase price payable by the BUYER at the time of delivery of the deed. ~~Uncollected rents for the current rental period shall be apportioned if and when collected by either party.~~

17. **ADJUSTMENT OF UNASSESSED AND ABATED TAXES**

If the amount of said taxes is not known at the time of the delivery of the deed, they shall be apportioned on the basis of the taxes assessed for the preceding fiscal year, with a reapportionment as soon as the new tax rate and valuation can be ascertained; and, if the taxes which are to be apportioned shall thereafter be reduced by abatement, the amount of such abatement, less the reasonable cost of obtaining the same, shall be apportioned between the parties provided that neither party shall be obligated to institute or prosecute proceedings for an abatement unless herein otherwise agreed.

18. **BROKER's FEE**
(fill in fee with dollar amount or percentage; also name of Brokerage

~~A Broker's fee for professional services is due from the SELLER to be divided equally between but only if, as and when the Seller receives the full purchase price and the Buyer records the deed and not otherwise. The Broker(s) herein, but if the SELLER pursuant to the terms of clause 21 hereof retains the deposits made hereunder by the BUYER, said Broker shall be entitled to receive from the SELLER an amount equal to one-half the amount so retained or an amount equal to the Broker's fee for professional services according to this contract, whichever is the lesser.~~

19. **BROKER(S) WARRANTY**
(fill in name)

~~The Broker(s) named herein warrant(s) that the Broker(s) is (are) duly licensed as such by the Commonwealth of Massachusetts.~~

20. **DEPOSIT**

All deposits made hereunder shall be held in escrow by Rich May, P.C. as escrow agent subject to the terms of this agreement and shall be duly accounted for at the time for performance of this agreement. **In the event of any disagreement between the parties, the escrow agent shall retain all deposits made under this agreement pending instructions mutually given in writing by Seller and Buyer, or by a court of competent jurisdiction.**

21. **BUYER's DEFAULT DAMAGES**

If the BUYER shall fail to fulfill the BUYER's agreements herein, all deposits made hereunder by the Buyer shall be retained by the SELLER as liquidated damages ~~unless within thirty days after the time for performance of this agreement or any extension hereof, the SELLER otherwise notifies the BUYER in writing.~~ **and this shall be the Seller's sole and exclusive remedy at law or in equity for any default by the Buyer under this agreement.**

22. **RELEASE BY HUSBAND OR WIFE**

Intentionally omitted.

23. **BROKER AS PARTY**

~~The Broker(s) named herein join(s) in this agreement and become(s) a party hereto, insofar as any provisions of this agreement expressly apply to the Broker(s), and to any amendments or modifications of such provisions to which the Broker(s) agree(s) in writing.~~

24. **LIABILITY OF TRUSTEE. SHAREHOLDER BENEFICIARY, etc.**

If the SELLER or BUYER executes this agreement in a representative or fiduciary capacity, only the principal or other estate represented shall be bound, and neither the SELLER or BUYER so executing nor any shareholder or beneficiary of any trust, shall be personally liable for any obligation, express or implied, hereunder.

25. **WARRANTIES AND REPRESENTATIONS**
(fill in); if none, state "none", if any listed, indicate by whom each warranty or

The BUYER acknowledges that the BUYER has not been influenced to enter into this transaction nor has he relied upon any warranties or representations not set forth or incorporated in this agreement or previously made in writing, except for the following additional warranties and representations, if any, made by either the SELLER or the Broker(s):
NONE



representation was made

26. MORTGAGE CONTINGENCY CLAUSE
(omit if not provided for in Offer to Purchase)

~~In order to help finance the acquisition of said premises, BUYER shall apply for a conventional bank or other institutional mortgage loan of ———— at prevailing rates terms and conditions. If despite the BUYER's diligent efforts a commitment for such loan cannot be obtained on or before ———— the BUYER may terminate this agreement by written notice to the SELLER and/or the Broker(s) as agent(s) for the SELLER prior to the expiration of such time, whereupon any payments made under this agreement shall be forthwith refunded and all other obligations of the parties hereto shall cease and this agreement shall be void without recourse to the parties hereto. In no event will the BUYER be deemed to have used diligent efforts to obtain such commitment unless the BUYER submits a complete mortgage loan application conforming to the foregoing provisions on or before five days after execution of this Purchase and Sale Agreement.~~

27. CONSTRUCTION OF AGREEMENT

This instrument, executed in multiple counterparts, is to be construed as a Massachusetts contract, is to take effect as a sealed instrument, sets forth the entire contract between the parties, is binding upon and enures to the benefits of the parties hereto and their respective heirs, devisees, executors, administrators, successors and assigns, and may be canceled, modified or amended only by a written instrument executed by both the SELLER and the BUYER. If two or more persons are named herein as BUYER their obligations hereunder shall be joint and several. The captions and marginal notes are used only as a matter of convenience and are not to be considered a part of this agreement or to be used in determining the intent of the parties to it.

28. LEAD PAINT LAW

~~The parties acknowledge that, under Massachusetts law, whenever a child or children under six years of age reside in any residential premises in which any paint, plaster or other accessible material contains dangerous levels of lead, the owner of said premises must remove or cover said paint, plaster or other material so as to make it inaccessible to children under six years of age.~~

29. SMOKE DETECTORS

~~The SELLER shall, at the time of the delivery of the deed, deliver a certificate from the fire department of the city or town in which said premises are located stating that said premises have been equipped with approved smoke detectors in conformity with applicable law.~~

30. CARBON MONOXIDE DETECTORS

~~For properties sold or conveyed after March 30, 2006, the Seller shall provide a certificate from the fire department of the city or town in which the premises are located, either in addition to or incorporated into the certificate described above, stating that the premises have been equipped with carbon monoxide detectors in compliance with M.G.L.c. 148-§ 26F1/2 or that the Premises are otherwise exempted the Statute.~~

31. ADDITIONAL PROVISIONS

The initialed rider attached hereto, and incorporated herein by reference.

See Rider "A" attached hereto and incorporated herein by reference.

NOTICE: This is a legal document that creates binding obligations. If not understood, consult an attorney.



SELLER - Marjorie Boyce, Trustee

SELLER - William A. Davison, Trustee

SELLER, Trustee

SELLER – Paul W. DiMaura, Trustee

Mazzal Holding Corporation
BY:



BUYER -

BUYER



representation was made

26. MORTGAGE CONTINGENCY CLAUSE *(omit if not provided for in Offer to Purchase)*

~~In order to help finance the acquisition of said premises, BUYER shall apply for a conventional bank or other institutional mortgage loan of ______ at prevailing rates terms and conditions. If despite the BUYER's diligent efforts a commitment for such loan cannot be obtained on or before ______ the BUYER may terminate this agreement by written notice to the SELLER and/or the Broker(s) as agent(s) for the SELLER prior to the expiration of such time, whereupon any payments made under this agreement shall be forthwith refunded and all other obligations of the parties hereto shall cease and this agreement shall be void without recourse to the parties hereto. In no event will the BUYER be deemed to have used diligent efforts to obtain such commitment unless the BUYER submits a complete mortgage loan application conforming to the foregoing provisions on or before **five days after execution of this Purchase and Sale Agreement.**~~

27. CONSTRUCTION OF AGREEMENT

This instrument, executed in multiple counterparts, is to be construed as a Massachusetts contract, is to take effect as a sealed instrument, sets forth the entire contract between the parties, is binding upon and enures to the benefits of the parties hereto and their respective heirs, devisees, executors, administrators, successors and assigns, and may be canceled, modified or amended only by a written instrument executed by both the SELLER and the BUYER. If two or more persons are named herein as BUYER their obligations hereunder shall be joint and several. The captions and marginal notes are used only as a matter of convenience and are not to be considered a part of this agreement or to be used in determining the intent of the parties to it.

28. LEAD PAINT LAW

~~The parties acknowledge that, under Massachusetts law, whenever a child or children under six years of age reside in any residential premises in which any paint, plaster or other accessible material contains dangerous levels of lead, the owner of said premises must remove or cover said paint, plaster or other material so as to make it inaccessible to children under six years of age.~~

29. SMOKE DETECTORS

~~The SELLER shall, at the time of the delivery of the deed, deliver a certificate from the fire department of the city or town in which said premises are located stating that said premises have been equipped with approved smoke detectors in conformity with applicable law.~~

30. CARBON MONOXIDE DETECTORS

~~For properties sold or conveyed after March 30, 2006, the Seller shall provide a certificate from the fire department of the city or town in which the premises are located, either in addition to or incorporated into the certificate described above, stating that the premises have been equipped with carbon monoxide detectors in compliance with M.G.L.c. 148 § 26F1/2 or that the Premises are otherwise exempted the Statute.~~

31. ADDITIONAL PROVISIONS

The initialed rider attached hereto, and incorporated herein by reference.

See Rider "A" attached hereto and incorporated herein by reference.

NOTICE: This is a legal document that creates binding obligations. If not understood, consult an attorney.

______________________ SELLER – Marjorie Boyce, Trustee	William A. Davison, Trustee (signature) SELLER - William A. Davison, Trustee
______________________ SELLER, Trustee	______________________ SELLER – Paul W. DiMaura, Trustee
Mazzal Holding Corporation BY: (signature) BUYER -	______________________ BUYER

representation was made

26. MORTGAGE CONTINGENCY CLAUSE *(omit if not provided for in Offer to Purchase)*

~~In order to help finance the acquisition of said premises, BUYER shall apply for a conventional bank or other institutional mortgage loan of _____ at prevailing rates terms and conditions. If despite the BUYER's diligent efforts a commitment for such loan cannot be obtained on or before _____ the BUYER may terminate this agreement by written notice to the SELLER and/or the Broker(s) as agent(s) for the SELLER prior to the expiration of such time, whereupon any payments made under this agreement shall be forthwith refunded and all other obligations of the parties hereto shall cease and this agreement shall be void without recourse to the parties hereto. In no event will the BUYER be deemed to have used diligent efforts to obtain such commitment unless the BUYER submits a complete mortgage loan application conforming to the foregoing provisions on or before **five days after execution of this Purchase and Sale Agreement.**~~

27. CONSTRUCTION OF AGREEMENT

This instrument, executed in multiple counterparts, is to be construed as a Massachusetts contract, is to take effect as a sealed instrument, sets forth the entire contract between the parties, is binding upon and enures to the benefits of the parties hereto and their respective heirs, devisees, executors, administrators, successors and assigns, and may be canceled, modified or amended only by a written instrument executed by both the SELLER and the BUYER. If two or more persons are named herein as BUYER their obligations hereunder shall be joint and several. The captions and marginal notes are used only as a matter of convenience and are not to be considered a part of this agreement or to be used in determining the intent of the parties to it.

28. LEAD PAINT LAW

~~The parties acknowledge that, under Massachusetts law, whenever a child or children under six years of age reside in any residential premises in which any paint, plaster or other accessible material contains dangerous levels of lead, the owner of said premises must remove or cover said paint, plaster or other material so as to make it inaccessible to children under six years of age.~~

29. SMOKE DETECTORS

~~The SELLER shall, at the time of the delivery of the deed, deliver a certificate from the fire department of the city or town in which said premises are located stating that said premises have been equipped with approved smoke detectors in conformity with applicable law.~~

30. CARBON MONOXIDE DETECTORS

~~For properties sold or conveyed after March 30, 2006, the Seller shall provide a certificate from the fire department of the city or town in which the premises are located, either in addition to or incorporated into the certificate described above, stating that the premises have been equipped with carbon monoxide detectors in compliance with M.G.L.c. 148 § 26F1/2 or that the Premises are otherwise exempted the Statute.~~

31. ADDITIONAL PROVISIONS

The initialed rider attached hereto, and incorporated herein by reference.

See Rider "A" attached hereto and incorporated herein by reference.

NOTICE: This is a legal document that creates binding obligations. If not understood, consult an attorney.

SELLER – Marjorie Boyce, Trustee

SELLER – William A. Davison, Trustee

SELLER, Trustee

SELLER – Paul W. DiMaura, Trustee

Mazzal Holding Corporation
BY:

BUYER –

BUYER

RIDER "A"

SELLER: William A. Davison and Marjorie Boyce and Paul W. DiMaura as Trustees of Heather Realty Trust

BUYER: Mazzal Holding Corp.

LOCUS: 1625 VFW Parkway, West Roxbury, MA 02132

31.   It is understood and agreed by the parties that the premises shall not be in conformity with the Title provisions of this Agreement, unless:

(a) Any driveways, and all means of access to the premises, shall be located completely within all the boundary lines of said premises and shall not encroach upon, or under, the property of any other person or entity;

(b) No building, structure or improvement of any kind belonging to any other person or entity shall encroach upon, or under, said premises;

(c) The premises shall abut a public way, duly laid out or accepted by the city or town, in which said premises are located.

32.   Title to the premises shall be deemed to be satisfactory and in compliance with the provisions of this Agreement only if: (a) title to the premises is insurable for the benefit of the BUYER by a title insurance company at normal premium rates in the American Land Title Association form currently in use, subject only to those printed exceptions to title normally included in the "jacket" to such form and to the exceptions set forth in Paragraph 4 of this Agreement. It is agreed in the event of the title matter for which the title insurance company is willing to issue an "affirmative coverage" over known defect or a problem, Buyers may elect to accept the same but shall not be required to do so and shall have the right at the option of counsel, to deem the title to the Premises unacceptable and unmarketable and can terminate the agreement.

33.   Where the word "commitment" is used within paragraph 26, it shall be defined to mean a firm written commitment containing only conditions which can reasonably be met by BUYER and "diligent efforts" shall be defined as one application to a bank or other institutional lender.

34.   All notices required or permitted to be given hereunder shall be in writing and deemed duly given when (a) mailed by registered or certified, first-class mail, return receipt requested, postage prepaid, (b) hand delivered, (c) sent by overnight delivery service addressed, or (d) when sent by facsimile or email transmission with confirmation of transmission, addressed

if to SELLER to: Erica Bigelow, Esq.



Rich May, P.C.
176 Federal Street
Boston, MA 02110
Phone: (617) 556-3877
Email: ebigelow@richmaylaw.com
with a copy to Robert Tedesco, Esq., at the same address:
rtedesco@richmaylaw.com

if to BUYER to: Hyman I. Stramer, Esq.
134 Main Street
Milford, MA 01757
Phone: (508) 478-6944
Fax: (508) 478-6949
email: hstramer@stramer.com

35.   From and after the date of this Agreement, SELLER shall provide Buyer and their designees reasonable access to the premises at reasonable times and upon reasonable notice for the purpose of making measurements, inspections, and/or to show to prospective mortgage lenders and the like.

36.   <u>Affidavits and Certificates.</u> At the Closing, SELLER shall execute and deliver to BUYER the following documents:

        (a)   an affidavit stating that SELLER is not a foreign person under Internal Revenue Code Section 1445;

        (b)   an affidavit to BUYER'S title insurance company certifying that there are no parties in possession of said premises and that no work has been done on said premises which would entitle anyone to claim a mechanic's or materialman's lien with respect to said premises;

        (c)   Internal Revenue Code Section 1099B Form;

        (d)   any other affidavits and certificates reasonably required by BUYER'S mortgagee, or Buyer's attorney.

37.   Any matter of practice arising under or relating to this agreement which is the subject of a title standard or a practice standard of the Real Estate Bar Association for Massachusetts shall be governed by said standard to the extent applicable.

38.   At the time of delivery of the SELLER'S deed, SELLER shall deliver the premises in broom clean condition, removing any and all debris located on the premises and all of the SELLER'S possessions therefrom not being sold to the BUYER. Said debris is to be removed at SELLER'S own cost and expense prior to closing hereunder.



39. Intentionally omitted.

40.　If requested by the closing attorney, the SELLER agrees to provide the closing attorney with the account number of all mortgages on the premises and with the SELLERS written consent directed to such mortgage lenders authorizing the release of pay-off balances to such attorney.

41.　All deposits made hereunder shall be held by Rich May, P.C., in a non interest bearing escrow account, subject to the terms of this Agreement. In the event of any dispute relating to the right of possession or disposition of the deposit, the escrow agent shall retain dominion and control over the same until such dispute shall have been settled by mutual written agreement of BUYER and SELLER with instructions to the escrow agent, whereupon the deposit will be paid over in accordance with such mutual agreement; or if such dispute is taken to a court of competent jurisdiction, the deposit will be paid over unto the custody of such court or otherwise paid over in accordance with the final order, decree or judgment of such court.

42.　If any paragraph contained in the Rider conflicts in any way with the printed form of the Purchase and Sale Agreement, then the paragraph contained in this Rider shall control.

43.　Buyer and SELLER warrant and represent to each other that they have dealt with no broker or other person entitled to a broker's commission in connection with the negotiation or execution of the Agreement or the consummation of the transaction contemplated hereby, and each agrees to hold the other harmless from and indemnify the other against all damages, claims, losses and liabilities, including legal fees, incurred by the other arising out of or resulting from the failure of its representation.

44.　By executing this Agreement, the Buyer and Seller hereby grant to their attorneys named in this Rider, the actual authority to bind them for the sole limited purpose of allowing them to grant extensions, and the Seller and Buyer shall be able to rely upon signatures of said attorneys as binding unless they have actual knowledge that the principals have disclaimed the authority granted herein to bind them.

45.　Notwithstanding the provisions of Paragraph 14 of the Agreement, Seller may deliver any mortgage discharge required to clear title to the premises within a reasonable time after delivery of the deed hereunder, provided (a) that such discharge is to be given by a recognized institutional mortgagee and (b) provisions reasonably satisfactory to counsel to Buyer and their mortgagees (if any) are made for payment of all amounts required to obtain such discharge and its delivery and recording.

46.　On or before July 3, 2014, SELLER shall deliver to BUYER all environmental reports, assessments, audits, or surveys relating to the property in its possession, if any.

47.　The Deed submitted to Buyer shall be signed by all owners and contain a statement if required by the title company, indicating that this is vacant land, or commercial property.



48.   Faxed, scanned or electronic signatures on this agreement, as well as on any extensions, amendments, or modifications shall be considered as binding as original signatures and may be relied upon.

49.   The Parties acknowledge and agree that this Agreement may be signed in counterparts, and for purposes of this Agreement, facsimile or electronically scanned signatures shall be construed as original, provided however that no party shall avoid any obligation hereunder by failing to provide such original signature.

* October 1

50.   It shall be a condition precedent to the obligation of the Buyer to complete this transaction that on or before September 25, 2014 (the "Approvals Period"): (1) Buyer shall have received satisfactory Conservation Commission approval, West Roxbury Community Board approval, and all other approvals and building permits by all such state, county and local authorities as have jurisdiction over the Premises for such purposes for the construction of a commercial building as detailed in plans to be submitted by Buyer; (2) Municipal services and utilities such as water, electricity, telephone and gas are available to the Premises. Seller authorizes Buyer to file, at Buyer's sole expense, any applications in Seller's name as record owner, if required, in order to make such determinations and Seller agrees fully to cooperate, in all respects, with Buyer's prosecution of any such application to final decision. Buyer shall not apply for any special permits or variances, and shall apply for approval of use that is either allowed or conditionally allowed in the zone in which the Premises lie. In the event that the Buyer has not obtained the aforementioned permits/approvals prior to the closing date, as the same may be executed by Buyer, then all payments made by Buyer shall be forthwith refunded and the parties hereto shall have no further recourse or obligation to the other. Buyer agrees to proceed diligently to obtain such approvals/building permits. Buyer shall have the option to extend the Approvals Period for three thirty day periods (a total of 90 days), if necessary to obtain such approvals/building permits, provided that Buyer shall pay to Seller the sum of $5,000 for each thirty day extension, which payment shall be applied to the purchase price, but shall be non-refundable in the event that Buyer is unable to obtain its permits and terminates this Agreement.

51.   Due Diligence. (a) Buyer shall have thirty (30) days from the date hereof (the "Inspection Period") to examine the title to the premises, obtain a commitment for title insurance, and conduct any other non-invasive evaluation, study or investigation concerning the premises. Buyer shall have the right by written notice given on or before the expiration of said thirty (30) day period, to terminate this agreement, for any reason, or for no reason, and upon such notice, all deposits made hereunder by Buyer shall be promptly refunded, and this Agreement shall be void and without recourse to the parties hereto.

(b) Buyer shall notify Seller of any objections to title on or before the expiration of said thirty (30) day period, and, with respect to defects which can be cured with the expenditure of funds as provided in paragraph 10, Seller shall undertake to cure the same. If Seller reasonably determines that such defects cannot be cured by the expenditure of $3,000 or less, then Seller shall notify Buyer, within ten (10) days of receipt of such objection to title and Buyer shall have



the election, exercisable within ten (10) days of such notice from Seller, to either continue this Agreement, or terminate the same, upon which, it shall be entitle to the refund of its deposit and this Agreement shall thereupon be void and without recourse to the parties hereto. If Buyer does not notify Seller within said ten (10) day period of its election to terminate, then this Agreement shall continue in force, and Buyer shall accept title to the Premises subject to all such matters as set forth in Buyer's title commitment, without reduction in the purchase price.

(c) In order to ascertain the likelihood of a release of "oil" or "hazardous material", as defined in M.G.L. Chapter 21E, Buyer may cause to be conducted on its own behalf and at its own expense, a Phase I site assessment. No invasive testing shall be conducted on the premises without Seller's consent. If the BUYER is not satisfied with the results of such inspection, then, at the BUYER'S option, exercisable by notice in writing given on or before the expiration of the Inspection Period, all payments made hereunder by the BUYER shall be refunded forthwith and all other obligations of the parties hereto shall cease and this Agreement shall be void and without recourse to the parties hereto.

52. It shall be a condition precedent to the obligation of the Buyer to complete this transaction that on or before ~~July 25~~ July 31, 2014 the form of easement agreement to allow maintenance of all existing utility lines and conduits, among the premises, the adjoining property at 1665 VFW Parkway, including the Town Faire Tire parcel as set forth in paragraph 4f shall be agreed upon by Buyer and Seller. If the parties fail to reach agreement on the form of easement by such date then at the BUYER'S option, exercisable by notice in writing given on or before July 26, 2014, all payments made hereunder by the BUYER shall be refunded forthwith and all other obligations of the parties hereto shall cease and this Agreement shall be void and without recourse to the parties hereto. It is the intention of the parties that Buyer shall have the right to reasonable approval of the form of easement, provided however, that Buyer shall not have the right to disapprove the form of said easement on account of its provision for maintenance of all existing utility lines and conduits.

53. If this Agreement is performed, Seller agrees to use reasonable efforts to provide temporary electricity (at Buyer's expense, as computed via a check meter or temporary sub-meter) from the building adjacent to the premises during any construction by Buyer on the premises.

54. Seller hereby represents and warrants as follows:

a) The execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder on the part of Seller do not and will not conflict with or result in the breach of any material terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge, or encumbrance upon any of the premises or assets of the Seller by reason of the terms of any contract, mortgage, lien, lease, agreement, indenture, instrument or judgment which will not be discharged, assumed or released at Closing. No action by any federal, state or municipal or other governmental department, commission, board, bureau or instrumentality, nor any approval or consent of any person or entity not a party to this Agreement, is necessary to make this Agreement a valid instrument



binding upon Seller in accordance with its terms.

(b)   The Seller has not filed or been the subject of any filing of a petition under the Federal Bankruptcy Law or any insolvency laws, or any laws for composition of indebtedness or for the reorganization of debtors, nor is either of such persons currently insolvent.

(c)   There are no actions, suits or proceedings (including arbitration proceedings) pending or to the best of Seller's knowledge, threatened against Seller which could have a material adverse effect on any portion of the Property, Seller's interest therein, or Seller's ability to perform its obligations hereunder, at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality.

(d)   There are no condemnation actions against or relating to the Property or any portion thereof, nor has Seller received any notice of any being contemplated.

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals as of the day and year first above written.

Mazzal Holding Corporation
BY:



_____
BUYER



SELLER – William A. Davison, Trustee

_____

SELLER – Marjorie Boyce, Trustee

_____

SELLER – Paul W. DiMaura, Trustee

binding upon Seller in accordance with its terms.

(b)   The Seller has not filed or been the subject of any filing of a petition under the Federal Bankruptcy Law or any insolvency laws, or any laws for composition of indebtedness or for the reorganization of debtors, nor is either of such persons currently insolvent.

(c)   There are no actions, suits or proceedings (including arbitration proceedings) pending or to the best of Seller's knowledge, threatened against Seller which could have a material adverse effect on any portion of the Property, Seller's interest therein, or Seller's ability to perform its obligations hereunder, at law or in equity or before or by any federal, state, municipal or other governmental department, commission, board, bureau, agency or instrumentality.

(d)   There are no condemnation actions against or relating to the Property or any portion thereof, nor has Seller received any notice of any being contemplated.

IN WITNESS WHEREOF, the parties have hereunto set their hands and seals as of the day and year first above written.

Mazzal Holding Corporation
BY:



BUYER

_____
SELLER – William A. Davison, Trustee

_____

_____
SELLER – Marjorie Boyce, Trustee



_____
SELLER – Paul W. DiMaura, Trustee